Pending Litigation

In connection with the reorganization of each of Helios Advantage Income Fund, Inc., Helios High Income
Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc. (together with their predecessors, the "Closed-End Funds") into the Fund, all rights, defenses, potential liabilities and/or claims associated with the Opt-Out Actions (defined below) were assumed by the Fund, including any potential claims by the Closed-End Funds for indemnification and/or contribution or any similar claims against any released defendant parties related to any Opt-Out Actions related to the Class Action
(defined below).

On August 5, 2013, the federal court in the Western District of Tennessee entered an order approving a settlement of a securities class action proceeding captioned In re Morgan Keegan Closed-End Fund
Litigation (the "Class Action") against the Closed-End Funds and other defendants. Subsequent to the
Class Action settlement, five separate purported Opt-Out Actions were filed against the Closed-End
Funds in the Western District of Tennessee on behalf of a number of investors (the "Opt-Out Actions").

One action, the Warwick Action, has been entirely dismissed by the Court. In another, the Small Action, the Court dismissed all claims against the Closed-End Funds except for a Section 11 claim against RMK
Multi-Sector High Income Fund, Inc. ("RHY", i.e., Helios Multi-Sector High Income Fund, Inc.) which
Plaintiff alleged resulted in damages in excess of $342,000. The parties to the Small Action subsequently settled the case at a Court-ordered mediation.

In another case, the Starnes Action, the Court initially dismissed all claims brought by three of the five plaintiffs. For the remaining two plaintiffs in the Starnes Action, and for all three plaintiffs in a separate case, the Stein Action, the Court initially dismissed the Section 12(a)(2) claim against RHY, but declined to dismiss a Section 10b-5 claim against all the Closed-End Funds, and a Section 11 claim against RHY.
The Closed-End Funds and non-fund defendants thereafter filed motions to reconsider the Court's rulings in the Starnes Action and Stein Action, which the Court granted, dismissing both cases in their entirety.
Plaintiffs appealed the dismissals of the Starnes Action and Stein Action to the Sixth Circuit Court of
Appeals (the "Sixth Circuit"), and the cases were consolidated for briefing. Briefing before the Sixth Circuit was completed on January 2, 2016. The Sixth Circuit heard oral argument on the appeal on April 19,
2016. A decision on the appeal remains pending.

In the Adkins Action, brought on behalf of approximately one-hundred plaintiffs, the Court granted defendants' motion to dismiss in its entirety. Plaintiffs filed a motion to reconsider the Court's ruling. On
March 9, 2016, the Court granted plaintiffs' motion to reconsider and vacated its prior order dismissing the case. On April 21, 2016, defendants filed a motion to reconsider the Court's March 9, 2016 ruling. A decision on that motion remains pending.

The Adkins Action, Starnes Action and Stein Action seek, among other forms of relief, compensatory damages not quantified against all defendants, jointly and severally, in an amount to be proven at trial.

No estimate of the effect, if any, of these pending lawsuits on the Fund can be made at this time.